UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF

INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

ALITHEIA RESOURCES INC.

CGG

CGG HOLDING B.V.

CGG HOLDING (U.S.) INC.

CGG LAND (U.S.) INC.

CGG MARINE B.V.

CGG SERVICES (U.S.) INC.

VIKING MARITIME INC.

(Names of applicants)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

+33 1 64 47 45 00

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
First Lien Senior Secured Notes due 2023	Up to approximately $805 million, less an upfront reduction of up to $150 million (the “Issue Amount”)

Approximate date of the proposed offering:

On or before February 28, 2018

Name and address of agent for service:

Cogency Global Inc.

10 E. 40th Street, 10th floor

New York, NY 10016

with a copy to:

Linklaters LLP

Attention: Luis Roth

25 rue de Marignan

Paris 75008

France

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed on behalf of Alitheia Resources Inc., CGG S.A., CGG Holding B.V., CGG Holding (U.S.) Inc., CGG Land (U.S.) Inc., CGG Marine B.V., CGG Services (U.S.) Inc. and Viking Maritime Inc. (collectively, the “Applicants”). This Amendment is being filed solely to (a) amend the description of the Issue Amount on the cover page and in Item 2, “Securities Act exemption applicable”, and (b) replace the previously filed Exhibit T3C with the new Exhibit T3C filed herewith and update the Exhibits list. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment.

GENERAL INFORMATION

2.	Securities Act exemption applicable

Pursuant to the terms set forth in the draft plan prepared under the safeguard procedure (procedure de sauvegarde) of CGG S.A. under articles L.620-1 ff. of the French Code de commerce (the “Safeguard Plan”) and the Joint Chapter 11 Plan of Reorganization of the Applicants (other than CGG S.A.) and certain other subsidiaries of CGG S.A. (as may be amended or modified, the “Plan of Reorganization”), the Company, on or before February 28, 2018, expects to issue First Lien Senior Secured Notes due 2023 (the “Notes”) in a principal amount equal to approximately $805 million (reflecting an equal principal amount of secured debt that may be exchanged for the Notes pursuant to the Plan of Reorganization), less up to $150 million of new money proceeds that may be used to repay the secured debt and reduce the corresponding amount of Notes to be issued.

The Notes will be issued under the Indenture to be qualified hereby (the “Indenture”), to be entered into by and among the Applicants, The Bank of New York Mellon, London Branch, as trustee, principal paying agent, calculation agent, transfer agent, collateral agent and international security agent, The Bank of New York Mellon SA/NV, Luxembourg Branch as registrar and The Bank of New York Mellon, as U.S. collateral agent. The form of the Indenture is attached hereto as Exhibit T3C.

The issuance of the Notes and related guarantees will be made in reliance on the exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Code, as amended (the “Bankruptcy Code”).Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor under the plan; (ii) the recipients of the securities must hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense in the case concerning the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interests in the debtor, or “principally” in such exchange and partly for cash or property. The Applicants believe that the issuance of the Notes (and related guarantees) under the Plan of Reorganization will satisfy the aforementioned requirements of Section 1145(a)(1) of the Bankruptcy Code and, accordingly, the Notes will be exempt from registration under the Securities Act.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit T3A1*	Certificate of Incorporation of Alitheia Resources Inc., dated June 29, 2004(2).

Exhibit T3A2*	Articles of Association of CGG S.A.(1).

Exhibit T3A3*	Deed of Amendment of Articles of Association of CGGVeritas Holding B.V. (CGG Holding B.V.), dated October 10, 2013(3).

Exhibit T3A4*	Certificate of Incorporation of Volnay Acquisition Co. II (CGG Holding (U.S.) Inc.), dated September 5, 2006(2) as amended by the Certificate of Amendment of Certificate of Incorporation of Volnay Acquisition Co. II (CGG Holding (U.S.) Inc.), dated January 12, 2007(2), the Certificate of Amendment of Certificate of Incorporation of CGGVeritas Holding (U.S.) Inc. (CGG Holding (U.S.) Inc.), dated May 31, 2012(3) and the Certificate of Amendment of Certificate of Incorporation of CGG Holding (U.S.) Inc. dated April 30, 2013(3).

Exhibit T3A5*	Restated Certificate of Incorporation (with Amendments) of Veritas DGC Land Inc. (CGG Land (U.S.) Inc.), dated July 18, 2000(2) as amended by the Certificate of Amendment of Certificate of Incorporation of CGGVeritas Land (U.S.) Inc. (CGG Land (U.S.) Inc.), dated December 19, 2007(4) and the Certificate of Amendment of Certificate of Incorporation of CGG Land (U.S.) Inc., dated April 30, 2013(3).

Exhibit T3A6*	Deed of Amendment of Articles of Association of CGGVeritas Marine B.V. (CGG Marine B.V.), dated October 10, 2013(3).

Exhibit T3A7*	Restated Certificate of Incorporation (with Amendments) of Digicon Geophysical Corp. (CGG Services (U.S.) Inc.), dated February 6, 2001(2) as amended by the Certificate of Amendment of Certificate of Incorporation of CGGVeritas Services (U.S.) Inc. (CGG Services (U.S.) Inc.), dated December 19, 2007(4) and the Certificate of Amendment of Certificate of Incorporation of CGG Services (U.S.) Inc., dated April 30, 2013(3).

Exhibit T3A8*	Certificate of Incorporation of Viking Maritime Inc., dated March 29, 2001(2).

Exhibit T3B1*	Amended and Restated Bylaws of Alitheia Resources Inc.(5).

Exhibit T3B2*	Bylaws of CGGVeritas Services Holding (U.S.) Inc. (CGG Holding (U.S.) Inc.)(5).

Exhibit T3B3*	Bylaws of Veritas DGC Land Inc. (CGG Land (U.S.) Inc.)(2).

Exhibit T3B4*	Bylaws of CGGVeritas Services (U.S.) Inc. (CGG Services (U.S.) Inc.)(5).

Exhibit T3B5*	Amended and Restated Bylaws of Viking Maritime Inc.(5).

Exhibit T3C	The form of indenture to be entered into by and among the Applicants, The Bank of New York Mellon, London Branch as trustee, principal paying agent, calculation agent, transfer agent and collateral agent as well as international collateral agent, The Bank of New York Mellon SA/NV, Luxembourg Branch as registrar and The Bank of New York Mellon as U.S. collateral agent.

Exhibit T3E*	Disclosure Statement Soliciting Acceptances of a Plan of Reorganization(6).

Exhibit T3F*	TIA Cross Reference Sheet (included in the form of indenture filed herewith as Exhibit T3C).

Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon.

Notes:

*	Previously filed.

(1)	Incorporated by reference to Exhibit 1.1 to the Applicant’s annual report for the fiscal year ended December 31, 2016 on Form 20-F filed with the SEC (File Number: 001-14622) on May 1, 2017.
(2)	Incorporated by reference to the Applicant’s Registration Statement on Forms F-3 and S-3 (SEC File No. 333-140274), dated January 29, 2007.
(3)	Incorporated by reference to the Applicant’s Form F-4, filed with the SEC (File Number: 333-197261) on July 3, 2014, as amended.
(4)	Incorporated by reference to the Applicant’s Registration Statement on Form F-4, dated September 21, 2009 (SEC File No. 333-162041), as amended.
(5)	Incorporated by reference to the Applicant’s Registration Statement on Form F-4, dated September 27, 2011 (SEC File No. 333- 177040).
(6)	Incorporated by reference to the Applicant’s Report on Form 6-K, dated August 30, 2017 (SEC File No. 001-14622).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below have duly caused this Application, to be signed on its behalf by the undersigned, thereunto duly authorized and attested in the City of Paris, and the Republic of France, on the 1st day of December 2017.

CGG S.A.

Attest:	/s/ Yves Goulard		By:	/s/ Jean-Georges Malcor
	Name:	Yves Goulard		Name: Jean-Georges Malcor
	Title:	SVP Group Treasurer		Title: Chief Executive Officer

CGG HOLDING B.V.

Attest:	/s/ Yves Goulard		By:	/s/ Beatrice Place-Faget
	Name:	Yves Goulard		Name: Beatrice Place-Faget
	Title:	SVP Group Treasurer		Title: Managing Director

CGG MARINE B.V.

Attest:	/s/ Yves Goulard		By:	/s/ Agathe Cottin
	Name:	Yves Goulard		Name: Agathe Cottin
	Title:	SVP Group Treasurer		Title: Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below have duly caused this Application, to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and the State of Texas, on the 1st day of December 2017.

(SEAL)			ALITHEIA RESOURCES INC.

Attest:	/s/ Chad Meintel		By:	/s/ Vince Thielen
	Name:	Chad Meintel		Name: Vince Thielen
	Title:	Secretary		Title: Treasurer

(SEAL)			CGG HOLDING (U.S.) INC.

Attest:	/s/ Chad Meintel		By:	/s/ Vince Thielen
	Name:	Chad Meintel		Name: Vince Thielen
	Title:	Secretary		Title: Treasurer

(SEAL)			CGG LAND (U.S.) INC.

Attest:	/s/ Chad Meintel		By:	/s/ Vince Thielen
	Name:	Chad Meintel		Name: Vince Thielen
	Title:	Secretary		Title: Treasurer

(SEAL)			CGG SERVICES (U.S.) INC.

Attest:	/s/ Chad Meintel		By:	/s/ Vince Thielen
	Name:	Chad Meintel		Name: Vince Thielen
	Title:	Secretary		Title: Treasurer

(SEAL)			VIKING MARITIME INC.

Attest:	/s/ Chad Meintel		By:	/s/ Vince Thielen
	Name:	Chad Meintel		Name: Vince Thielen
	Title:	Secretary		Title: Treasurer